UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Report on equity shares bought back and extinguished until March 31, 2019

Report on equity shares bought back and extinguished until March 31, 2019

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission on Form 6-K a report on buyback of equity shares and extinguishment thereof from March 20, 2019 to March 31, 2019.

Following are the details of shares bought back and extinguished as on March 31, 2019:

Date	No of equity shares bought back		Total equity shares bought back	Average Price of Acquisition (Rs.)	Shares extinguished	Date of extinguishment	Paid up share capital post extinguishment
	BSE	NSE
March 20, 2019	119,000	1,860,000	1,979,000	737.98	3,562,000	March 27, 2019	4,365,369,444
March 22, 2019	83,000	1,500,000	1,583,000	740.94
March 25, 2019	118,000	1,700,000	1,818,000	734.32	3,636,000	March 29, 2019	4,361,733,444
March 26, 2019	78,000	1,740,000	1,818,000	724.81
March 27, 2019	92,000	1,726,000	1,818,000	730.58		In Progress	–
March 28, 2019	118,000	1,700,000	1,818,000	741.41			–
March 29, 2019	108,000	1,710,000	1,818,000	743.22			–
Total equity shares bought back as on March 31, 2019			12,652,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: April 2, 2019	Inderpreet Sawhney General Counsel and Chief Compliance Officer